Exhibit 99.4

Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

CDC Software Reports Second Quarter 2011 Non-GAAP Revenue of

$56.5 Million, Non-GAAP Earnings per Share of $0.08 and Non-GAAP

Net Income of $2.2 Million

SHANGHAI, ATLANTA, Aug. 25, 2011 — CDC Software Corporation (NASDAQ: CDCS), a global enterprise software provider of on-premise and cloud deployments, today announced financial results for the quarter ended June 30, 2011. For the second quarter of 2011, Non-GAAP revenue(a) was $56.5 million and Non-GAAP net income(a) was $2.2 million, or $0.08 per share, compared to Non-GAAP revenue of $54.0 million and Non-GAAP net income of $8.0 million, or $0.28 per share in the second quarter of 2010.

In the second quarter of 2011, Adjusted EBITDA(a) was $5.2 million, compared to $11.4 million in the same period in 2010. In the second quarter of 2011, CDC Software continued to invest in sales and marketing and research and development (R&D) for both its on-premise and cloud segments. In addition, increased litigation expenses impacted earnings in the quarter. GAAP gross profit was $30.2 million and gross margin was 54 percent in the second quarter of 2011, compared to $27.9 million in gross profit and gross margin of 53 percent in the first quarter of 2011. DSO (days sales outstanding) in the second quarter of 2011 was 69 days, compared to 80 days for the second quarter of 2010.

Total Non-GAAP recurring revenue(a), which CDC Software defines as Non-GAAP maintenance(a) plus SaaS revenue, increased to $30.7 million in the second quarter of 2011, from $27.8 million in the second quarter of 2010. Second quarter 2011 services revenue was $15.4 million, compared to $16.1 million in the second quarter of 2010. During the second quarter of 2011, approximately 33 percent of license revenue was derived from North America, 48 percent from EMEA, and 19 percent from Asia/Pacific.

Application sales, which is comprised of license revenue plus Secured Total Contract Value (STCV) for Software-as-a-Service (SaaS) sales secured, was $16.2 million during the second quarter of 2011, compared to $13.5 million in the second quarter of 2010. Application sales for the second quarter of 2011 included license revenue of $8.7 million and record STCV, or bookings, for Software-as-a-Service (SaaS) sales of $7.5 million, compared to license revenue of $8.8 million and STCV of $4.7 million in the second quarter of 2010. Second quarter 2011 STCV marks record bookings since the company started its cloud business in the fourth quarter of 2009. STCV is the contract dollar amount for the duration of the contracts for all SaaS contracts secured, including new logo contracts, upsell, rental, as well as all renewals received by the end of the quarter.

Second quarter 2011 Total Contract Backlog (TCB) increased to $148.0 million, compared to $144.7 million, in the first quarter of 2011. TCB is defined as the sum of the remaining revenue value of SaaS and term license or rental contracts through the end of their respective term, the value of contracted renewals for current SaaS and rental contracts based on 12 months of value, plus maintenance revenues from existing contracts over the previous 12 months.

For the second quarter of 2011, CDC Software’s Cloud business segment reported Non-GAAP revenue of $6.7 million, an increase of approximately 18 percent from $5.7 million in the second quarter of 2010. The Cloud segment reported negative Adjusted EBITDA of $348,000 in the second quarter of 2011, compared to Adjusted EBITDA of $379,000 in the second quarter of 2010, due to increased investment activities.

Overall, earnings for CDC Software in the second quarter of 2011 have continued to be impacted by increased investments in sales and marketing, R&D as well as increased litigation expenses. The company expects that earnings will continue to be impacted going forward by expenses related to ongoing litigation as well as costs associated with the investigation being undertaken by the special committee of the board of directors.

“We are pleased with our Q2 2011 results, including an improvement in revenue on a sequential quarterly basis as well as the growth in our pipeline,” said Bruce Cameron, president of CDC Software. “While our cloud business has been seeing good progress from a revenue growth perspective, we are evaluating the synergies of each of our completed cloud acquisitions with respect to the company’s cross-sell strategy, as well as how each of these businesses impacts the company’s overall profitability both in the short and longer term. Indeed, our profitability in Q2 2011 was impacted primarily by continued increases in spending for sales and marketing, product engineering and litigation, however, we believe that we have also continued to position ourselves for higher organic growth in our business. With higher spending in sales and marketing, we have already seen increases in our sales pipeline.”

Cameron added, “Notable sales wins included a seven digit renewal and add-on SaaS deal of CDC TradeBeam for a leading clothing retailer, and key new logo customers for CDC Factory that included a leading cosmetic and beauty company, as well as a chemical manufacturer, both new markets for this business.”

Company Highlights:

During the second quarter of 2011, CDC Software introduced several new products and version upgrades for its core on-premise ERP, supply chain management and complaint management applications. New products included Pivotal Customer Service and Support, a new service and support module developed on the innovative Pivotal 6 platform, and a major technology upgrade of its Enterprise Performance Management (EPM) solution. Also, CDC gomembers’ on-premise not-for-profit enterprise solution introduced its Social Community and Mobile Membership application, a new social media application that can be accessed via a user’s mobile devices.

CDC Respond, a complaint and feedback management suite of solutions launched a new module, Proactive Case Management (PCM), which helps organizations comply with recent legal and regulatory changes in the U.K.

New cloud products delivered in the second quarter of 2011 included TradeBeam GTM 2.5, a new version release of its global trade management solution featuring improved reporting and classification for screening purposes, and a new version upgrade of CDC eCommerce was offered that included extensive search capabilities for online shopping which further expanded the breadth of its multichannel offerings.

Major on-premise sales wins in the second quarter of 2011 included a seven digit CDC Respond deal to a large installed-base customer in the U.K. Another major deal for Q2 2011 included a CDC Factory sale to a new customer, a leading global cosmetics and beauty company. During the second quarter of 2011, three of the top five SaaS deals were from the company’s TradeBeam product line, and included a seven figure deal with a major clothing retailer.

Another key part of CDC Software’s growth strategy for both its on-premise and Cloud businesses is its indirect channels. For example, the company’s Strategic Alliance Program,

which started in the fourth quarter of 2009, reported record OEM sales, comprised of on-premise revenue plus the STCV of SaaS contracts, in the second quarter 2011 of $901,000, an increase of more than 460 percent compared to the second quarter of 2010. The company signed a new reciprocal OEM partnership with Global Range, a provider of service-oriented architecture (SOA) solutions that includes CDC Software’s Event Management Framework, a real-time alerting and proactive event detection and resolution workflow solution, and Global Range’s integration adaptors.

Share Buyback:

Between August 2009 and June 30, 2011, CDC Software, management, Peter Yip and family members and certain affiliates of the company, have purchased an aggregate of approximately 1.6 million shares at an average price of $7.75 per share. The Company has continued to repurchase its shares in the open market through a 10b5-1 trading plan.

Management News:

As previously announced, the company’s chief executive officer, Peter Yip is on administrative leave and John Clough, chairman of CDC Software, is serving as interim CEO for the company.

Concluding Remarks:

“We are pleased with our solid top line results and the progression of our cloud business in the second quarter of 2011,” said John Clough, interim CEO of CDC Software. “While our profitability has been impacted by a variety of factors mentioned earlier, we plan to continue evaluating our investment programs relative to our expansion plans, including further investment in the cloud, as well as growth in regions like Brazil, Russia, India, and China. While there are currently negative drivers in the global economy which are beyond our control, we plan to focus on cash preservation and growth as we execute on our corporate strategy.”

Revised 2010 Information:

Results provided herein for 2010 have been revised from those previously reported in the company’s press releases due to certain year-end adjustments required to be made in connection with the audit of its financial statements for the year ended December 31, 2010.

The revisions recorded by the company included a $123.9 million goodwill impairment charge, $113.1 million of which related to its on-premise business and $10.8 million of which related to its Cloud business. The company also recorded a $1.3 million impairment charge for identifiable intangible assets in its on-premise segment and $7.5 million of tax related purchase accounting adjustments relating to the company’s TradeBeam acquisition. Furthermore, in accordance with U.S. GAAP, management has accrued an expected loss contingency of $10.0 million related to the ongoing litigation between the company’s subsidiary, Ross Systems, Inc, and Sunshine Mills, Inc. as of December 31, 2010, which is subject to further revision. Additional adjustments relate to changes in estimates which impacted the reserves for litigation settlements, purchase consideration payables, and valuation of deferred tax assets and deferred tax liabilities.

Conference Call

The Company’s senior management will host a conference call for financial analysts and investors, Thursday, August 25, 2011 at 8:30 AM EDT.

USA and Canada Toll Free Number: (866) 903-3296

Int’l/Local Dial-In #:                          (706) 643-6263

Pass code: # 91612723 Call Leader: Monish Bahl

This call is being webcast by Thomson Reuters and can be accessed at the following link:

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=215971&eventID=3018326

Individual investors also can listen to the call through at the following link: www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via Thomsonone’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until Sept. 01, 2011. U.S. based Toll Free Number: +1800-642-1687, U.S.-based Toll Number: +1 706-645-9291. Conference ID number: ## 91612723

Footnotes:

a) Adjusted Financial Measures

This press release includes Non-GAAP revenue, Non-GAAP net income, Adjusted EBITDA, Non-GAAP recurring revenue and Non-GAAP maintenance, which are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (collectively, the “Non-GAAP Financial Measures”). Non-GAAP Financial Measures are not alternatives for measures such as net income, earnings per share, and others, prepared under GAAP. These Non-GAAP Financial Measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

All dollar amounts are in U.S. dollars

Special Note Regarding CDC Software Financial Results

The financial results provided herein apply only to CDC Software Corporation, a subsidiary of CDC Corporation. These financial results do not apply to, and are not indicative of, the consolidated financial results of CDC Corporation, or the financial results of CDC Games Corporation, China.com, Inc. or any of their respective subsidiaries. Investors are cautioned not to place reliance on the financial results set forth herein for purposes of any investment decision with respect to the shares of CDC Corporation, and should read the foregoing in conjunction with the reports and other materials filed with the United States Securities and Exchange Commission by CDC Corporation and CDC Software Corporation, from time to time.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a global enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based SaaS or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise requirements planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, eCommerce, human capital management, government and not-for-profit, customer relationship management (CRM), complaint management, business intelligence/analytics and aged care solutions.

CDC Software’s acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations regarding the factors that will impact earnings in subsequent periods, our expectations with respect to our progress in revenue growth, including the continuation thereof, our expectations regarding our evaluation of any cross-selling synergies with our Cloud companies, our beliefs about our position for higher organic growth, our beliefs and expectations regarding our sales pipeline, our expectations and plans relating to any future repurchases of our shares, our plans to continue evaluating our investment programs relative to our expansion plans, our plans relating to our focus on cash preservation and growth as we execute our corporate strategy, our beliefs about any continued investment in sales and marketing and research and development for our Cloud and on premise businesses and the impact thereof on our earnings now and in future periods, including the continuation of such impact and the potential benefits of these investments, our beliefs regarding returns on our marketing investments, our beliefs regarding recurring revenue as a percentage of total revenue and the continued increase of that percentage, our expectations regarding SaaS revenue, including momentum and expectations for revenue performance, our beliefs regarding strategic partnerships, our beliefs regarding our corporate strategies and the effects thereof, our beliefs regarding any trends we may see, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the risk of significant liability and losses from any litigation matters or other disputes in which we may be involved, including the litigation between Sunshine Mills, Inc. and Ross Systems; (b) the risk of ongoing, increased expenses and liability related to the Sunshine Mills litigation, other litigations matters we may now or in the future become a party to, and the investigation being undertaken by the special committee of the board of directors, as well as potential negative market perception related to the foregoing; (c) risks related to the potential impact of any litigation matters, including the Sunshine Mills matter and others, on our business, operations and financial condition; (d) risks related to the variability of, and basis for, any assessments and estimates made by management herein, including any impairment or other charges or accruals that we may make from time to time, which are subject to change; (e) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (f) risks related to our Cloud business; (g) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners, including our expansion as a hybrid enterprise software provider of on-premise and cloud deployments; (h) the effects of restructurings and rationalization of operations in our companies; (i) the ability to address technological changes and developments including the development and enhancement of products; (j) the ability to develop and market successful products and services, including our expansion as a hybrid enterprise software provider; (k) the entry of new competitors and their technological advances; (l) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (m) the possibility of development or deployment difficulties or delays; (n) the dependence on customer satisfaction with the company’s software products and services; (o) continued commitment to the deployment of our enterprise software products, including on-premise and cloud deployments; (p) risks involved in developing software solutions and integrating them with other software and services; (q) the continued ability of the company’s products and services to address client-specific requirements; (r) demand for and market acceptance of new and existing software and services, and the positioning of the company’s solutions; and (s) the ability of our customers’ staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions or estimates proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

CDC Software

Unaudited Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars except share and per share data)

Table 1

	December 31, 2010	June 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	$44,679	$31,637
Restricted cash	93	12
Accounts receivable (net of allowance of $4,458 at December 31, 2010 and $3,757 at June 30, 2011)	40,928	43,959
Prepayments and other current assets	9,203	14,195
Deferred tax assets	12,126	12,133

Total current assets	107,029	101,936

Property and equipment, net	4,823	4,540
Goodwill	43,729	44,545
Intangible assets	58,951	50,345
Deferred tax assets	40,845	41,237
Receivable from Parent	30,014	37,485
Note receivable due from related parties	1,885	2,043
Investment in cost method investees	675	713
Other assets	3,222	2,667

Total assets	$291,173	$285,511

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	13,395	14,870
Purchase consideration payables	34	673
Income tax payable	4,677	4,050
Short-term bank loans	15,055	90
Accrued liabilities	34,612	39,706
Restructuring accruals, current portion	1,547	1,030
Deferred revenue	52,614	57,662
Deferred tax liabilities	349	447

Total current liabilities	122,283	118,528

Long-term debt	242	99
Deferred tax liabilities	17,708	17,788
Purchase consideration payables, net of current portion	786	110
Other liabilities	9,204	8,496

Total liabilities	150,223	145,021

Contingencies and commitments

Shareholders’ equity:
Class A ordinary shares, $0.001 par value; 50,000,000 shares authorized; 5,210,638 shares issued as of December 31, 2010 and June 30, 2011; 3,934,186 and 3,621,762 shares outstanding as of December 31, 2010 and June 30, 2011, respectively	5	5
Class B ordinary shares, $0.001 par value; 27,000,000 shares authorized; 24,200,000 shares issued as of December 31, 2010 and June 30, 2011; 23,789,362 shares outstanding as of December 31, 2010 and June 30, 2011, respectively	24	24
Additional paid-in capital	252,278	254,469
Common stock held in treasury; 1,276,452 shares as of December 31, 2010 and 1,588,876 as of June 30, 2011	(10,423)	(12,176)
Retained earnings	(101,267)	(107,665)
Accumulated other comprehensive income (loss)	(75)	5,222

Total shareholders’ equity	140,542	139,879

Noncontrolling interest	408	611

Total equity	140,950	140,490

Total liabilities and shareholders’ equity	$291,173	$285,511

CDC Software

Unaudited Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

Table 2

	Three months ended
	March 31, 2011	June 30, 2011
REVENUE:
Licenses (including royalties from related parties of $531 and $484, respectively)	$6,399	$8,669
Maintenance (including royalties from related parties of $180 and $191, respectively)	25,521	25,929
Professional services (including royalties from related parties of $179 and $211, respectively)	14,772	15,430
Hardware	1,161	1,646
SaaS	4,523	4,711

Total revenue	52,376	56,385

COST OF REVENUE:
Licenses	3,501	3,560
Maintenance	5,121	5,533
Professional services	13,372	14,076
Hardware	878	1,422
SaaS	1,573	1,561

Total cost of revenue	24,445	26,152

Gross profit	27,931	30,233
Gross margin %	53%	54%

OPERATING EXPENSES:
Sales and marketing expenses	12,783	13,125
Research and development expenses	7,519	7,959
General and administrative expenses	9,324	10,524
Operating expenses allocated to Parent	(2,184)	(1,857)
Exchange loss	519	1,912
Amortization expenses	1,606	1,635
Restructuring and other charges	1,074	148

Total operating expenses	30,641	33,446

Operating loss	(2,710)	(3,213)
Operating margin %	-5%	-6%

Other income, net (including interest income from Parent of $251 and $250, respectively)	104	343

Loss before income taxes	(2,606)	(2,870)
Income tax benefit (expense)	385	(904)

Net loss	(2,221)	(3,774)
Net (income) loss attributable to noncontrolling interest	14	(215)

Net loss attributable to controlling interest	$(2,207)	$(3,989)

Net loss attributable to controlling interest per class A ordinary share - basic and diluted	$(0.08)	$(0.15)

Net loss attributable to controlling interest per class B ordinary share - basic and diluted	$(0.08)	$(0.15)

Weighted average shares of class A outstanding - basic and diluted	3,808,395	3,695,071

Weighted average shares of class B outstanding - basic and diluted	23,789,362	23,789,362

Total weighted average shares - basic and diluted	27,597,757	27,484,433

CDC Software

Unaudited Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

Table 3

	Three months ended June 30,
	2010	2011
REVENUE:
Licenses (including royalties from related parties of $501 and $484, respectively)	$8,817	$8,669
Maintenance (including royalties from related parties of $70 and $191, respectively)	23,862	25,929
Professional services (including royalties from related parties of $8 and $211, respectively)	16,078	15,430
Hardware	1,142	1,646
SaaS	2,677	4,711

Total revenue	52,576	56,385

COST OF REVENUE:
Licenses	5,048	3,560
Maintenance	4,150	5,533
Professional services (including cost from related parties of $484 and nil, respectively)	12,063	14,076
Hardware	853	1,422
SaaS	1,603	1,561

Total cost of revenue	23,717	26,152

Gross profit	28,859	30,233
Gross margin %	55%	54%

OPERATING EXPENSES:
Sales and marketing expenses	10,083	13,125
Research and development expenses	7,164	7,959
General and administrative expenses	8,611	10,524
Operating expenses allocated to Parent	(1,947)	(1,857)
Exchange (gain) loss	(1,156)	1,912
Amortization expenses	1,293	1,635
Restructuring and other charges	229	148

Total operating expenses	24,277	33,446

Operating income (loss)	4,582	(3,213)
Operating margin %	9%	-6%

Other income (loss), net (including interest income from Parent of $274 and $250, respectively)	(14)	343

Income (loss) before income taxes	4,568	(2,870)
Income tax expense	(1,452)	(904)

Net income (loss)	3,116	(3,774)
Net income attributable to noncontrolling interest	(141)	(215)

Net income (loss) attributable to controlling interest	$2,975	$(3,989)

Unaudited pro forma information:
Net income (loss) attributable to controlling interest per class A ordinary share - basic and diluted	$0.10	$(0.15)

Net income (loss) attributable to controlling interest per class B ordinary share - basic and diluted	$0.10	$(0.15)

Weighted average shares of class A outstanding - basic and diluted	4,509,011	3,695,071

Weighted average shares of class B outstanding - basic and diluted	23,923,457	23,789,362

Total weighted average shares - basic and diluted	28,432,468	27,484,433

CDC Software

Unaudited Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

Table 4

	Six months ended June 30,
	2010	2011
REVENUE:
Licenses (including royalties from related parties of $996 and $1,016, respectively)	$16,740	$15,068
Maintenance (including royalties from related parties of $165 and $371, respectively)	48,731	51,450
Professional services (including royalties from related parties of $11 and $391, respectively)	31,350	30,202
Hardware	2,049	2,807
SaaS	4,207	9,234

Total revenue	103,077	108,761

COST OF REVENUE:
Licenses	9,803	7,060
Maintenance	8,355	10,654
Professional services (including cost from related parties of $484 and nil, respectively)	25,557	27,449
Hardware	1,627	2,300
SaaS	2,269	3,134

Total cost of revenue	47,611	50,597

Gross profit	55,466	58,164
Gross margin %	54%	53%

OPERATING EXPENSES:
Sales and marketing expenses	20,070	25,908
Research and development expenses	13,946	15,478
General and administrative expenses	16,937	19,849
Operating expenses allocated to Parent	(4,289)	(4,041)
Exchange (gain) loss	(562)	2,431
Amortization expenses	2,573	3,241
Restructuring and other charges	802	1,223

Total operating expenses	49,477	64,089

Operating income (loss)	5,989	(5,925)
Operating margin %	6%	-5%

Other income, net (including interest income from Parent of $632 and $501 respectively)	717	447

Income (loss) before income taxes	6,706	(5,478)
Income tax expense	(2,032)	(518)

Net income (loss)	4,674	(5,996)
Net income attributable to noncontrolling interest	(229)	(202)

Net income (loss) attributable to controlling interest	$4,445	$(6,198)

Unaudited pro forma information:
Net income (loss) attributable to controlling interest per class A ordinary share - basic and diluted	$0.16	$(0.22)

Net income (loss) attributable to controlling interest per class B ordinary share - basic and diluted	$0.16	$(0.22)

Weighted average shares of class A outstanding - basic and diluted	4,509,011	3,759,742

Weighted average shares of class B outstanding - basic and diluted	23,923,457	23,789,362

Total weighted average shares - basic and diluted	28,432,468	27,549,104

CDC Software

Unaudited Consolidated Statements of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

Table 5

	Three months ended
	March 31, 2011	June 30, 2011
OPERATING ACTIVITIES:
Net loss	$(2,221)	$(3,774)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	766	746
Amortization expense	4,688	4,493
Provision for bad debts	261	290
Stock compensation expenses	978	1,015
Deferred income tax provision	(38)	(302)
Exchange (gain) loss	520	(520)
Loss on disposal of property and equipment	—	8
Loss (gain) on disposal of available-for-sale securities	(22)	44
Amortization of debt issuance costs	87	82
Accrued interest income from Parent	(251)	(438)
Accrued interest income	(30)	(30)
Changes in operating assets and liabilities:
Accounts receivable	(2,281)	(1,234)
Deposits, prepayments and other receivables	(3,726)	195
Other assets	340	846
Accounts payable	642	550
Income tax payable	(1,182)	555
Accrued liabilities	2,975	1,449
Deferred revenue	7,795	(3,959)
Other liabilities	(413)	(351)

Net cash provided by (used in) operating activities	8,888	(335)

INVESTING ACTIVITIES:
Payment for prior year acquisitions	(500)	(45)
Purchases of property and equipment	(325)	(457)
Decrease (increase) in restricted cash	(1)	82

Net cash used in investing activities	(826)	(420)

FINANCING ACTIVITIES:
Advances to Parent, net	(4,023)	(2,759)
Payments on short-term borrowings	(15,000)	—
Purchases of treasury stock	(844)	(909)
Payments for capital lease obligations	(71)	(54)

Net cash used in financing activities	(19,938)	(3,722)

Effect of exchange differences on cash	2,008	1,303

Net decrease in cash and cash equivalents	(9,868)	(3,174)
Cash at beginning of period	44,679	34,811

Cash at end of period	$34,811	$31,637

CDC Software

Unaudited Consolidated Statements of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

Table 6

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
OPERATING ACTIVITIES:
Net income (loss)	$3,116	$(3,774)	$4,674	$(5,996)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	952	746	1,651	1,512
Amortization expense	4,753	4,493	9,858	9,181
Provision for bad debt	301	290	192	551
Stock compensation expenses	552	1,015	996	1,993
Deferred income tax provision	—	(302)	—	(340)
Exchange (gain) loss	(1,155)	(520)	(532)	—
Loss on disposal of property and equipment	—	8	—	8
Loss (gain) on disposal of available-for-sale securities	—	44	(319)	22
Amortization of debt issuance costs	—	82	—	169
Accrued interest income from Parent	—	(438)	—	(689)
Accrued interest income	(42)	(30)	(42)	(60)
Changes in operating assets and liabilities:
Accounts receivable	(1,042)	(1,234)	(1,626)	(3,515)
Deposits, prepayments and other receivables	623	195	(1,988)	(3,530)
Other assets	(724)	846	(917)	1,186
Accounts payable	(3,339)	550	(3,446)	1,192
Income tax payable	1,077	555	1,280	(627)
Accrued liabilities	(2,435)	1,449	(3,740)	4,424
Deferred revenue	(2,062)	(3,959)	(397)	3,836
Other liabilities	(625)	(351)	(360)	(764)

Net cash provided by (used in) operating activities	(327)	(335)	4,649	8,553

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(21,075)	—	(23,321)	—
Payment for prior year acquisitions	(2,100)	(45)	(2,100)	(545)
Purchases of property and equipment	85	(457)	(221)	(782)
Dispose (Purchase) of marketable securities	(390)	—	731	—
Investment in cost method investees	(1,920)	—	(1,920)	—
Decrease in restricted cash	18	82	18	81

Net cash used in investing activities	(25,382)	(420)	(26,813)	(1,246)

FINANCING ACTIVITIES:
Proceeds from issuance of class A ordinary shares	—	—	—	—
Borrowings from (advances to) Parent, net	(17)	(2,759)	1,722	(6,782)
Short-term borrowings (payments), net	13,535	—	14,272	(15,000)
Purchases of treasury stock	(1,506)	(909)	(2,849)	(1,753)
Payments for capital lease obligations	(270)	(54)	(388)	(125)

Net cash provided by (used in) financing activities	11,742	(3,722)	12,757	(23,660)

Effect of exchange differences on cash	(1,044)	1,303	(1,451)	3,311

Net decrease in cash and cash equivalents	(15,011)	(3,174)	(10,858)	(13,042)
Cash at beginning of period	44,502	34,811	40,349	44,679

Cash at end of period	$29,491	$31,637	$29,491	$31,637

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars except share and per share data)

Table 7

	Three months ended
	March 31, 2011	June 30, 2011
Consolidated
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(2,710)	$(3,213)
Add back restructuring and other charges	1,074	148
Add back depreciation expense	766	746
Add back amortization expense	1,606	1,635
Add back amortization expense included in cost of revenue	3,082	2,858
Add back stock compensation expense	978	1,015
Add back exchange gain	519	1,912
Add back deferred revenue grind (1)	263	82

Adjusted EBITDA	$5,578	$5,183

Adjusted EBITDA margin %	11%	9%

	Three months ended
	March 31, 2011	June 30, 2011
On Premise
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income	$3,835	$1,703
Add back restructuring and other charges	1,036	1,091
Add back depreciation expense	449	415
Add back amortization expense	1,254	1,477
Add back amortization expense included in cost of revenue	2,823	2,602
Add back exchange gain	519	1,912
Add back deferred revenue grind (1)	39	8

Adjusted EBITDA	$9,955	$9,208

Adjusted EBITDA margin %	22%	18%

	Three months ended
	March 31, 2011	June 30, 2011
Cloud
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(1,438)	$(224)
Add back restructuring and other charges	38	(943)
Add back depreciation expense	317	331
Add back amortization expense	353	158
Add back amortization expense included in cost of revenue	258	256
Add back deferred revenue grind (1)	224	74

Adjusted EBITDA	$(248)	$(348)

Adjusted EBITDA margin %	-4%	-5%

	Three months ended
	March 31, 2011	June 30, 2011
Corporate
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(5,107)	$(4,692)
Add back stock compensation expense	978	1,015

Adjusted EBITDA	$(4,129)	$(3,677)

Adjusted EBITDA margin %	0%	0%

(1) Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars except share and per share data)

Table 8

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
Consolidated
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income (loss)	$4,582	$(3,213)	$5,989	$(5,925)
Add back restructuring and other charges	229	148	802	1,223
Add back depreciation expense	952	746	1,651	1,512
Add back amortization expense	1,293	1,635	2,573	3,241
Add back amortization expense included in cost of revenue	3,457	2,858	7,282	5,940
Add back stock compensation expenses	551	1,015	996	1,993
Add back exchange gain	(1,156)	1,912	(562)	2,431
Add back deferred revenue grind (1)	1,444	82	2,647	345

Adjusted EBITDA	$11,352	$5,183	$21,378	$10,760

Adjusted EBITDA margin %	21%	9%	20%	10%

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
On Premise
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income	$9,244	$1,703	$13,914	$5,497
Add back restructuring and other charges	229	1,091	811	2,127
Add back depreciation expense	585	415	1,218	865
Add back amortization expense	1,174	1,477	2,344	2,730
Add back amortization expense included in cost of revenue	3,203	2,602	6,837	5,425
Add back exchange gain	(1,157)	1,912	(561)	2,432
Add back deferred revenue grind (1)	284	8	633	47

Adjusted EBITDA	$13,562	$9,208	$25,196	$19,123

Adjusted EBITDA margin %	28%	18%	26%	20%

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
Cloud
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(1,522)	$(224)	$(2,003)	$(1,623)
Add back restructuring and other charges	—	(943)	(10)	(905)
Add back depreciation expense	367	331	433	647
Add back amortization expense	120	158	229	511
Add back amortization expense included in cost of revenue	254	256	445	515
Add back deferred revenue grind (1)	1,160	74	2,014	298

Adjusted EBITDA	$379	$(348)	$1,108	$(557)

Adjusted EBITDA margin %	7%	-5%	11%	-4%

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
Corporate
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating loss	$(3,140)	$(4,692)	$(5,922)	$(9,799)
Add back stock compensation expenses	551	1,015	996	1,993

Adjusted EBITDA	$(2,589)	$(3,677)	$(4,926)	$(7,806)

Adjusted EBITDA margin %	0%	0%	0%	0%

(1) Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.

CDC Software

Unaudited Reconciliation From GAAP Results to Non-GAAP Net Income

(Amounts in thousands of U.S. dollars except share and per share data)

Table 9

	Three months ended June 30,
	2010	2011
(a) Reconciliation from GAAP net income (loss) attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net income (loss) attributable to controlling interest	$2,975	$(3,989)
Add back restructuring and other charges	229	148
Add back amortization expense	1,293	1,635
Add back amortization expense included in cost of revenue	3,457	2,858
Add back stock based compensation	551	1,015
Add back exchange loss (gain)	(1,156)	1,912
Add back deferred revenue grind (1)	1,444	82
Add back non cash tax expense	871	542
Tax effect on all reconciling items	(1,629)	(1,989)

Non-GAAP net income	$8,035	$2,214

Non-GAAP net income as a % of revenue	15%	4%
Total weighted average shares outstanding (basic and dilutive)	28,432,468	27,484,433
Non-GAAP net income per share (basic and dilutive)	$0.28	$0.08

	Three months ended
	March 31, 2011	June 30, 2011
(a) Reconciliation from GAAP net loss attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net loss attributable to controlling interest	$(2,207)	$(3,989)
Add back restructuring and other charges	1,074	148
Add back amortization expense	1,606	1,635
Add back amortization expense included in cost of revenue	3,082	2,858
Add back stock based compensation	978	1,015
Add back exchange gain	519	1,912
Add back deferred revenue grind (1)	263	82
Add back non cash tax expense (benefit)	(231)	542
Tax effect on all reconciling items	(1,956)	(1,989)

Non-GAAP net income	$3,128	$2,214

Non-GAAP net income as % of revenue	6%	4%
Total weighted average shares outstanding (basic and dilutive)	27,597,757	27,484,433
Non-GAAP net income per share (basic and dilutive)	$0.11	$0.08

(1) Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.

CDC Software

Unaudited Reconciliation From GAAP Revenue to Non-GAAP Revenue

(Amounts in thousands of U.S. dollars)

Table 10

	Three months ended
	June 30, 2010	March 31, 2011	June 30, 2011
GAAP Results
On Premise
Licenses	$8,608	$6,201	$8,601
Maintenance	23,546	24,690	25,125
Professional services	14,763	13,706	14,347
Hardware	1,142	1,161	1,646

Total On Premise	48,059	45,758	49,719

Cloud
Licenses	$209	$198	$68
Maintenance	316	831	804
Professional services	1,315	1,066	1,083
SaaS	2,677	4,523	4,711

Total Cloud	4,517	6,618	6,666

Total revenue	$52,576	$52,376	$56,385

	Three months ended
	June 30, 2010	March 31, 2011	June 30, 2011
(a) Non-GAAP Adjustment (1)
On Premise
Licenses	$—	$—	$—
Maintenance	284	32	6
Professional services	—	6	2

Total On Premise	284	38	8

Cloud
Licenses	$—	$—	$—
Maintenance	509	36	16
Professional services	179	39	9
SaaS	472	149	49

Total Cloud	1,160	224	74

Total revenue	$1,444	$262	$82

	Three months ended
	June 30, 2010	March 31, 2011	June 30, 2011
(a) Non-GAAP Results
On Premise
Licenses	$8,608	$6,201	$8,601
Maintenance	23,830	24,722	25,131
Professional services	14,763	13,712	14,349
Hardware	1,142	1,161	1,646

Total On Premise	48,343	45,796	49,727

Cloud
Licenses	$209	$198	$68
Maintenance	825	867	820
Professional services	1,494	1,105	1,092
SaaS	3,149	4,672	4,760

Total Cloud	5,677	6,842	6,740

Total revenue	$54,020	$52,638	$56,467

(1) Non-GAAP adjustment represents deferred revenue grind adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.